April 13, 2026

Andrew Vollero
Chief Financial Officer
Reddit, Inc.
303 2nd Street, South Tower, 5th Floor
San Francisco, California 94107

       Re: Reddit, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2025
           Filed February 6, 2026
           File No. 001-41983
Dear Andrew Vollero:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology